Exhibit 4



May 13, 2004

To:  		The Boards of Directors of MM Companies, Inc. and
                LQ Corporation, Inc.
From:  		Seymour Holtzman
Subject:  	Withdrawal of Certain Prior Communications to the Boards
                of Directors


As you are aware, on or about March 2, 2004, March 3, 2004, April 19, 2004 and May 3, 2004 (collectively, the "Prior Communications"), I communicated certain concerns to the Boards of Directors of each of MM Companies, Inc. ("MM") and LQ Corporation, Inc. ("LQ") regarding trading activity in the shares of MM and LQ. In connection therewith, I also made statements on certain Schedule 13D filings previously made by me with respect to MM and LQ (collectively, the "Existing 13Ds"). The principal concerns that I raised in all of the above-referenced communications related to certain purchases of shares of MM and LQ by Barington and others based on publicly available information at or about the time when certain non-public, material information may or may not have been known to such persons.
At no time did I state that any improper trading activity had infact occurred, I merely emphasized that "directors must avoid the appearance of impropriety in trading in the Company's securities." In that connection, I urged the Boards of Directors to investigate this concern more closely. The Boards of Directors have fully investigated these matters, including by means of an investigation conducted by independent legal counsel experienced in these types of corporate investigations
(which is the precise action that I requested), and determined that there was no basis for either MM or LQ to pursue any further action involving insider trading claims. Based upon the conclusions of such investigations and the deliberations regarding these matters by both the full Boards of Directors of MM and LQ and special committees thereof, I am formally withdrawing all of the Prior Communications and believe that the Boards of Directors of each of MM and LQ have fully discharged their duties
(and that there has been adequate public disclosure of my original concerns) and believe that neither MM or LQ should take any further action with respect thereto. I will amend the Existing 13Ds to reflect the foregoing and attach a copy of this letter as an Exhibit thereto.


I believe that we have all acted in the best interests of MM and LQ and the public stockholders and that both MM and LQ can now continue to move forward with a view to enhancing shareholder value.


Respectfully submitted

/s/ Seymour Holtzman

Seymour Holtzman